SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                           (Amendment No.___________)1

                              SportsLine USA, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   848934 10 5
                                 (CUSIP Number)

                                 October 6, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)
_________________________________

1    The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 848934 10 5                 13G                      Page 2 of 5 Pages


1.   NAMES OF REPORTING PERSONS                 America Online, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)   54-1322110

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                  (b) |_|
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware


         NUMBER OF            5.      SOLE VOTING POWER
          SHARES                          1,000,000

       BENEFICIALLY           6.      SHARED VOTING POWER
         OWNED BY                            -0-

           EACH               7.      SOLE DISPOSITIVE POWER
         REPORTING                        1,000,000

          PERSON              8.      SHARED DISPOSITIVE POWER
           WITH                              -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,000,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    5.0%

12.  TYPE OF REPORTING PERSON*     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 848934 10 5                 13G                      Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  SportsLine USA, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  6340 N.W. 5th Way
                  Fort Lauderdale, Florida  33309

Item 2(a).        Name of Person Filing:

                  America Online, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  22000 AOL Way
                  Dulles, Virginia  20166

Item 2(c).        Citizenship:

                  America Online, Inc. was organized and exists under the laws of the State of Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  848934 10 5

Item 3. If this statement if filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

   (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
   (b) [ ] Bank as defined in Section 3 (a) (6) of the Exchange  Act.
   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
   (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
   (e) [ ] An investment adviser in accordance with  Rule  13d-1(b)(1)(ii)(E).
   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
   (g) [ ] A parent holding company or control person in accordance with Rule 13d-I(b)(1)(ii)(G).
   (h) [ ] A savings association as define in Section 3(b) of the Federal Deposit Insurance Act.
   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
   (j) [ ] Group, in accordance with Rule 13d-I(b)(1)(ii)(J).

   If this statement if filed pursuant to Rule 13d-1(c), check this box.  [X]

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CUSIP No. 848934 10 5                 13G                      Page 4 of 5 Pages


Item 4.           Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:       1,000,000*
     (b)   Percent of class:                   5.0%
     (c)   Number of shares as to which such person has:
     (i)   Sole power to vote or to direct the vote          1,000,000
     (ii)  Shared power to vote or to direct the vote           -0-
     (iii) Sole power to dispose or to direct the  disposition  of     1,000,000
     (iv)  Shared  power to  dispose  or to direct  the  disposition  of   -0-
     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

-----------
*The Reporting Person beneficially owns 1,000,000 shares of Common Stock of the Issuer, representing 550,000 shares of Common Stock and 450,000 shares issuable upon exercise of presently exercisable warrants, or warrants exercisable within 60 days, based upon the number of shares of Common Stock outstanding as reported in the Issuer's 10-Q for the quarter ended June 30, 1998. The Reporting Person owns a warrant executed October 6, 1998 and dated as of October 1, 1998 which is a performance-based warrant that can vest up to 900,000 shares of Common Stock, and is currently exercisable for 450,000 shares of Common Stock.

Item 5.         Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Instruction.  Dissolution of a group requires a response to this item.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.         Identification and Classification of Members of the Group.

         N/A

Item 9.         Notice of Dissolution of Group.

         N/A

Item 10.        Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 848934 10 5                 13G                      Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       October 16, 1998
                                   ---------------------------
                                             (Date)

                                      /s/J. Michael Kelly
                                   ---------------------------
                                           (Signature)

                                       J. Michael Kelly
                             Senior Vice President, Chief Financial
                             Officer, Treasurer and Assistant Secretary
                             ------------------------------------------
                                          (Name/Title)